EXHIBIT 99.6

Press Release

Fourth quarter and full-year 2017 results

	4Q17	Change vs 4Q16	2017	Change vs 2016
Adjusted net income[1]
- in billions of dollars (B$)	2.9	+19%	10.6	+28%
- in dollars per share	1.10	+15%	4.12	+22%
Operating cash flow before working capital changes[1] (B$)	6.0	+25%	21.1	+24%
DACF[1] (B$)	6.2	+26%	22.2	+26%

Net income[2] of 8.6 B$ in 2017, a 39% increase compared to 2016
Net-debt-to-equity ratio of 13.8% at December 31, 2017
Hydrocarbon production of 2,566 kboe/d in 2017, a 4.6% increase compared to 2016
Fourth quarter 2017 dividend of 0.62 €/share payable in June 2018[3]

Paris, February 8, 2018 – Total’s Board of Directors met on February 7, 2018, to review the Group’s 2017 accounts. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

“Brent rose to $54/b on average in 2017 from $44/b in 2016 while remaining volatile. The Group demonstrated its ability to capture the benefit of higher prices by reporting adjusted net income of $10.6 billion, a 28% increase (compared to a 24% increase in Brent) from 2016, and a return on equity above 10%, the highest among the majors. The Upstream, in particular, increased its results by more than 80% and its operating cash flow by close to 40%.

Financial discipline was successfully maintained. Organic investments were $14.4 billion, in line with guidance of $13-15 billion, and cost savings reached $3.7 billion in 2017, more than the target of $3.5 billion. Production costs fell to $5.4/boe in 2017 from $9.9/boe in 2014.

These strong results were driven by production growth (5% in 2017), notably the start-up of Moho-Nord in the Republic of Congo, the ramp-up of Kashagan in Kazahkstan, and the entry into Al-Shaheen in Qatar. The Downstream confirmed again this year its ability to generate around $7 billion of operating cash flow and reported a return on capital employed of more than 30%.

In 2017, the Group took advantage of the cyclical low to launch five Upstream projects, including the first phase of the Libra development in Brazil, as well as petrochemical projects in the United States and South Korea. In E&P, the Group is preparing for future growth with the announced acquisition of Maersk Oil, strengthening its position in the North Sea, and finalized its entry into the Lapa and Iara fields in Brazil in early 2018. In the US Gulf of Mexico, the Group participated in a major discovery at the Ballymore prospect. In the framework of reinforcing its integrated gas strategy, it announced the acquisition of the LNG business of Engie to take full advantage of the fast-growing LNG market. Marketing & Services continues to grow, notably by expanding its retail network into Mexico.

[1]	Definitions on page 2.
[2]	Group share.
[3]	The ex-dividend date will be June 11, 2018, and the payment date will be set for June 28, 2018.

The strategy implemented since 2015 has enabled the Group to reduce its pre-dividend organic breakeven to $27/b in 2017 and generate $22 billion of debt-adjusted cash flow (DACF). The Group also continued to strengthen its balance sheet, ending the year with 14% gearing, a significant decrease compared to 2016.

In this context, considering the anticipated growth in cash flow from 2018 forward from increasing production and leverage to oil prices, the Board of Directors decided to eliminate the discount on the scrip dividend and to propose a shareholder return policy for the coming three years.”

Key figures6

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars, except effective tax rate, earnings per share and number of shares	2017	2016	2017 vs 2016
3,359	3,062	2,676	+26%	Adjusted net operating income from business segments*	11,936	9,410	+27%
1,805	1,439	1,007	+79%	Exploration & Production	5,985	3,217	+86%
232	97	132	+76%	Gas, Renewables & Power	485	439	+10%
886	1,020	1,131	-22%	Refining & Chemicals	3,790	4,195	-10%
436	506	406	+7%	Marketing & Services	1,676	1,559	+8%
731	674	720	+2%	Contribution of equity affiliates to adjusted net income	2,574	2,531	+2%
31.8%	32.6%	31.3%	—	Group effective tax rate[5]	31.1%	25.0%	—
2,872	2,674	2,407	+19%	Adjusted net income	10,578	8,287	+28%
1.10	1.04	0.96	+15%	Adjusted fully-diluted earnings per share (dollars)[6]	4.12	3.38	+22%
0.94	0.88	0.89	+5%	Adjusted fully-diluted earnings per share (euros)**	3.65	3.06	+19%
2,536	2,505	2,433	+4%	Fully-diluted weighted-average shares (millions)	2,495	2,390	+4%
1,021	2,724	548	+86%	Net income (Group share)	8,631	6,196	+39%
5,103	3,910	5,855	-13%	Investments[7]	16,896	20,530	-18%
1,467	539	927	+58%	Divestments[8]	5,264	2,877	+83%
3,638	3,373	4,928	-26%	Net investments[9]	11,636	17,757	-34%
4,442	3,060	4,728	-6%	Organic investments[10]	14,395	17,484	-18%
107	542	651	-84%	Resource acquisitions	714	780	-8%
5,955	5,159	4,758	+25%	Operating cash flow before working capital changes[11]	21,135	16,988	+24%
6,233	5,467	4,964	+26%	Operating cash flow before working capital changes w/o financial charges (DACF)[12]	22,183	17,581	+26%
8,615	4,363	7,018	+23%	Cash flow from operations	22,319	16,521	+35%

*	Average €-$ exchange rate: 1.1774 in the fourth quarter 2017 and 1.1297 in 2017.

Highlights since the beginning of the fourth quarter 201713

•	Started gas exports from Yamal LNG in Russia, one of the largest liquefaction projects in the world with maximum capacity of 16.5 Mt/y of LNG

•	Started giant Libra field in Brazil with first production from the 50 kboe/d Libra Pioneiro FPSO and launched first phase of large-scale development with a new 150 kboe/d FPSO

•	Started production on the 180 kb/d Fort Hills project in Canada

•	Major US Gulf of Mexico deep-offshore oil discovery on the Ballymore prospect, which Total entered with a 40% interest in September 2017

•	Acquired 12.5% interest in the Anchor permit in the deep-offshore US Gulf of Mexico

•	Entry of Total, as operator, on exploration Block 48 in Angola

[6]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.
[5]

Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

[6]	In accordance with IFRS norms, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the perpetual subordinated bond
[7]	Including acquisitions and increases in non-current loans.
[8]	Including divestments and reimbursements of non-current loans.
[9]	Net investments = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
[10]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

[11]

Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 14.

[12]	DACF = debt adjusted cash flow.
[13]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Acquisition of Engie’s upstream LNG business for $1.49 billion; Total ranks second in global LNG

•	Sold interest in Martin Linge field in Norway for $1.45 billion

•	Launched Total Spring in France to target residential market with gas and green power

•	Sale in Italy of fuel distribution and refining activities of TotalErg (Total 49%)

•	Strategic agreement between Total and CMA CGM to provide 0.3 Mt/y of LNG for future CMA CGM container ships

•	Entered petroleum product retail sector in Mexico in agreement with GASORED to rebrand network of 250 stations as Total

Analysis of business segments

Exploration & Production

>	Environment – liquids and gas price realizations*

4Q17	3Q17	4Q16	4Q17 vs 4Q16		2017	2016	2017 vs 2016
61.3	52.1	49.3	+24%	Brent ($/b)	54.2	43.7	+24%
57.6	48.9	46.1	+25%	Average liquids price ($/b)	50.2	40.3	+25%
4.23	4.05	3.89	+9%	Average gas price ($/Mbtu)	4.08	3.56	+15%
43.3	38.2	35.6	+22%	Average hydrocarbon price ($/boe)	38.7	31.9	+21%

*	Consolidated subsidiaries, excluding fixed margins.

>	Production

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Hydrocarbon production	2017	2016	2017 vs 2016
2,613	2,581	2,462	+6%	Combined production (kboe/d)	2,566	2,452	+5%
1,389	1,392	1,257	+11%	Liquids (kb/d)	1,346	1,271	+6%
6,832	6,427	6,597	+4%	Gas (Mcf/d)	6,662	6,447	+3%

Hydrocarbon production was 2,613 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2017, an increase of close to 6% compared to 2016, due to the following:

•	+6% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour-Glenlivet, Yamal LNG and Angola LNG;

•

+3% portfolio effect, mainly due to taking over the giant Al-Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Norway;

•	+1% related to improved security conditions in Libya and Nigeria;

•	-1% related to the PSC price effect and OPEC quotas;

•	-3% due to natural field decline and the interruption of production on Elgin-Franklin following the rupture of the Forties pipeline.

For the full-year 2017, hydrocarbon production was 2,566 kboe/d, an increase of more than 5% compared to 2016, due to the following:

•	+5% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour-Glenlivet and Angola LNG;

•

+2% portfolio effect, mainly due to taking over the giant Al-Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Norway;

•	+1% related to improved security conditions in Libya and Nigeria;

•	-3% due to natural field decline, the PSC price effect and OPEC quotas.

>	Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars, except effective tax rate	2017	2016	2017 vs 2016
1,805	1,439	1,007	+79%	Adjusted net operating income*	5,985	3,217	+86%
419	435	429	-2%	including income from equity affiliates	1,542	1,363	+13%
42.8%	42.8%	47.1%		Effective tax rate**	41.2%	27.7%
3,490	3,228	4,833	-28%	Investments	12,802	16,085	-20%
1,334	339	818	+63%	Divestments	1,918	2,187	-12%
3,120	2,388	3,705	-16%	Organic investments	11,310	14,464	-22%
3,915	3,197	2,895	+35%	Operating cash flow before working capital changes	13,391	9,736	+38%
4,263	3,574	3,142	+36%	Operating cash flow before working capital changes w/o financial charges	14,753	10,592	+39%
3,826	2,633	4,039	-5%	Cash flow from operations	11,459	9,010	+27%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**

Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

Operating cash flow before working capital changes from Exploration & Production was 3,915 M$ in the fourth quarter 2017, an increase of 35% compared to the fourth quarter 2016, notably due to increases in production, hydrocarbon prices and lower operating costs.

For the full-year 2017, operating cash flow before working capital changes was 13,391 M$, an increase of 38% whereas oil prices only increased by 24%, notably due to production ramp-ups on major projects started up since 2016, including Kashagan and Moho Nord, the increase in hydrocarbon prices and operating cost reductions.

The Exploration & Production segment’s adjusted net operating income was:

•	1,805 M$ in the fourth quarter 2017, an increase of 79% compared to the fourth quarter 2016, notably due to production growth, cost reductions and an increase in oil and gas prices; and

•	5,985 M$ for the full-year 2017, an increase of 86% compared to 2016, for the same reasons above.

The effective tax rate increased from 27.7% in 2016 compared to 41.2% in 2017, in line with the rise in hydrocarbon prices.

Technical costs for consolidated affiliates, calculated in accordance with ASC 93214, continue to fall, to 19.5 $/boe in 2017 compared to 20.4 $/boe in 2016. This decrease was mainly due to the reduction in operating costs from 5.9 $/boe in 2016 to 5.4 $/boe in 2017.

[14]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

Gas, Renewables & Power

>	Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars	2017	2016	2017 vs 2016
232	97	132	+76%	Adjusted net operating income*	485	439	+10%
306	99	(118)	ns	Investments	797	1,221	-35%
46	—	29	+59%	Divestments	73	166	-56%
85	98	(57)	ns	Organic investments	353	270	+31%
15	87	103	-85%	Operating cash flow before working capital changes	232	125	+86%
25	110	124	-80%	Operating cash flow before working capital changes w/o financial charges	294	176	+67%
657	325	732	-10%	Cash flow from operations	993	538	+85%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income for the Gas, Renewables & Power segment was 232 M$ in the fourth quarter 2017, including in particular the delivery of the El Pelicano solar farm in Chile. In 2017, adjusted net operating income increased by 10% compared to 2016.

Operating cash flow before working capital changes was 232 M$ for the full-year 2017, an increase of 86%.

Refining & Chemicals

>	Refinery throughput and utilization rates*

4Q17	3Q17	4Q16	4Q17 vs 4Q16		2017	2016	2017 vs 2016
1,842	1,877	2,010	-8%	Total refinery throughput (kb/d)	1,827	1,965	-7%
648	648	717	-10%	France	624	669	-7%
784	802	787	—	Rest of Europe	767	802	-4%
410	427	506	-19%	Rest of world	436	494	-12%
91%	90%	87%		Utlization rate based on crude only**	88%	85%

*	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•

decreased by 8% in the fourth quarter 2017 compared to the fourth quarter 2016, mainly as a result of the ending of oil refining at La Mède and maintenance activities at the Port Arthur refinery in the United States.

•

decreased by 7% for the full-year 2017 compared to 2016 as a result of the definitive ending of distillation capacity at La Mède (France) and Lindsey (UK) and the temporary shutdown due to Hurricane Harvey in the United States.

>	Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars except the ERMI	2017	2016	2017 vs 2016
35.5	48.2	41.0	-13%	European refining margin indicator - ERMI ($/t)	40.9	34.1	+20%
886	1,020	1,131	-22%	Adjusted net operating income*	3,790	4,195	-10%
710	357	566	+25%	Investments	1,734	1,861	-7%
36	24	15	x2,4	Divestments	2,820	88	x32
684	338	548	+25%	Organic investments	1,625	1,642	-1%
1,153	1,218	1,365	-16%	Operating cash flow before working capital changes	4,757	4,874	-2%
1,142	1,208	1,368	-17%	Operating cash flow before working capital changes w/o financial charges	4,728	4,873	-3%
3,041	662	1,746	+74%	Cash flow from operations	7,440	4,585	+62%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

The Group’s European refining margin indicator (ERMI) increased to 40.9 $/t on average in 2017, due to elevated petroleum product demand. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

Refining & Chemicals adjusted net operating income was:

•	886 M$ in the fourth quarter 2017, a decrease of 22% compared to 2016 due to maintenance activities at Port Arthur in the United States and the sale of Atotech; and

•

3,790 M$ for the full-year 2017, a decrease of 10% compared to 2016, notably due to the impact of Hurricane Harvey, the impact of modernization work on the Antwerp platform and the sale of Atotech in early 2017 as well as lower trading results due to the evolution of the market into backwardation.

Operating cash flow before working capital changes remained stable between 2016 and 2017 at 4.8 B$.

Marketing & Services

>	Petroleum product sales

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Sales in kb/d*	2017	2016	2017 vs 2016
1,821	1,807	1,808	+1%	Total Marketing & Services sales	1,779	1,793	-1%
1,046	1,072	1,123	-7%	Europe	1,049	1,093	-4%
775	735	685	+13%	Rest of world	730	700	+4%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales were generally stable compared to the previous year, with a move toward Africa and Asia where the Group has strong growth. European sales were affected by the divestment of mature LPG distribution activities in Belgium and Germany.

>	Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars	2017	2016	2017 vs 2016
436	506	406	+7%	Adjusted net operating income*	1,676	1,559	+8%
570	190	500	+14%	Investments	1,457	1,245	+17%
45	150	65	-31%	Divestments	413	424	-3%
533	205	460	+16%	Organic investments	1,019	1,003	+2%
621	517	417	+49%	Operating cash flow before working capital changes	2,151	1,887	+14%
644	545	440	+46%	Operating cash flow before working capital changes w/o financial charges	2,242	1,966	+14%
992	596	340	x2.9	Cash flow from operations	2,130	1,754	+21%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Marketing & Services results continue to grow in a context of strong retail margins, notably in Africa. Compared to a year ago, adjusted net operating income increased by 7% to 436 M$ in the fourth quarter 2017, and by 8% to 1,676 M$ for the full-year 2017.

Operating cash flow before working capital changes increased by 14% between 2016 and 2017.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•

3,359 M$ in the fourth quarter 2017, an increase of 26% compared to the fourth quarter 2016, mainly due to the 79% increase in contribution from Exploration & Production which benefited from new projects ramp-ups and higher prices;

•	11,936 M$ for the full-year 2017, an increase of 27% compared to 2016 for the same reasons above.

>	Adjusted net income (Group share)

Adjusted net income was 2,872 M$ in the fourth quarter 2017, an increase of 19% compared to the fourth quarter 2016, and 10,578 M$ for the full-year 2017, an increase of 28%. The increase was the result of a much higher contribution from Exploration & Production and the continued decrease in the Group’s breakeven.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value15.

Total adjustments affecting net income (Group share)16 were:

•	-1,851 M$ in the fourth quarter 2017, including an impairment of Gladstone LNG in Australia and assets in Congo; and

•	-1,947 M$ for the full-year 2017, including mainly an impairment of Fort Hills in Canada, Gladstone LNG in Australia and assets in Congo, partially offset by a gain on the sale of Atotech.

[15]	Details shown on page 11.
[16]	Details shown on page 11 and in the annex to the financial statements.

The effective tax rate for the business segments was:

•

31.8% in the fourth quarter 2017 compared to 31.3% in the fourth quarter 2016, mainly due to the higher effective tax rate for the Exploration & Production segment in the context of higher hydrocarbon prices and the larger share of Exploration & Production in the Group’s quarterly results, partially offset by the tax refund from the French government related to dividend tax; and

•	31.1% for the full-year 2017 compared to 25.0% in 2016, for the same reasons above.

>	Adjusted fully-diluted earnings per share

Adjusted earnings per share, based on 2,495 million fully-diluted weighted average shares, was $4.12 in 2017 compared to $3.38 in 2016, an increase of 22%.

The number of fully-diluted shares was 2,536 million on December 31, 2017, compared to 2,436 million on December 31, 2016.

>	Divestments – acquisitions

Asset sales completed were:

•	1,119 M$ in the fourth quarter 2017, comprised mainly of the sale of mature assets in Gabon, Gina Krog in Norway and part of the interest in the Fort Hills project in Canada; and

•

4,239 M$ for the full-year 2017, essentially comprised of the sale of Atotech, mature assets in Gabon, Gina Krog in Norway, part of the interest in the Fort Hills project in Canada, the SPMR pipeline and LPG activities in Germany.

Acquisitions completed were:

•	313 M$ in the fourth quarter 2017, mainly comprised of the acquisition of a 23% equity share in EREN Renewable Energy and a 12.5% equity share in the Anchor license in the United States; and

•

1,476 M$ for the full-year 2017, mainly comprised of the bonus related to the license for Elk-Antelope in Papua New Guinea, a marketing and logistics network in East Africa, and a 23% equity share in Tellurian.

In addition, in early January 2018, the Group finalized the acquisition of assets in Brazil from Petrobras for 1.95 B$ as well as the sale of TotalErg in Italy for 415 M$ (including the B2B and LPG business).

>	Cash flow

The Group’s net cash flow17 was:

•

2,317 M$ in the fourth quarter 2017 compared to -170 M$ in the fourth quarter 2016, mainly due to the increase in operating cash flow before working capital changes and the increase in asset sales this quarter, leading to a decrease in net investments;

•

9,499 M$ for the full-year 2017 compared to -769 M$ in 2016, mainly due to the nearly 4 B$ increase in operating cash flow before working capital changes, the decrease in net investments related to the 3 B$ decrease in organic investments and the sale of Atotech.

>	Return on equity

Return on equity for the twelve months ended December 31, 2017, was 10.1%, an increase compared to last year.

In millions of dollars	January 1, 2017 December 31, 2017	October 1, 2016 to September 30, 2017	January 1, 2016 to December 31, 2016
Adjusted net income	10,762	10,244	8,447
Average adjusted shareholders’ equity	106,078	105,130	96,929

Return on equity (ROE)	10.1%	9.7%	8.7%

Return on average capital employed increased to 9.4% in 2017 from 7.5% in 2016.

In millions of dollars	January 1, 2017 December 31, 2017	October 1, 2016 to September 30, 2017	January 1, 2016 to December 31, 2016
Adjusted net operating income	11,958	11,298	9,274
Average captial employed	127,575	130,860	124,283

ROACE	9.4%	8.6%	7.5%

TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was €6,634 million in 2017 compared to €4,142 million in 2016, an increase due to a higher amount of dividends paid by affiliates of TOTAL S.A. to the parent company.

Proposed dividend

The Board of Directors met on February 7, 2018 and decided to propose to the Combined Shareholders’ Meeting, which will be held on June 1, 2018, an annual dividend of €2.48/share for 2017, a 1.2% increase compared to 2016. Given the three previous 2016 interim quarterly dividends of €0.62/share, a fourth quarter 2017 dividend of €0.62/share is therefore proposed.

[18]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2017 dividend in cash or in new shares of the company without a discount. Subject to approval at the Combined Shareholders’ Meeting, the ex-dividend date for the fourth quarter dividend will be June 11, 2018, and the payment of the dividend in cash or the delivery of the shares issued in lieu of the dividend in cash is set for June 28, 2018.

2018 Sensitivities*

	Scenario	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	1.2 $/€	+/-0.1 $ par €	-/+0.1 B$	~0 B$
Brent	50 $/b	+/-10 $/b	+/-2.3 B$	+/-2.8 B$
European refining margin indicator (ERMI)	35 $/t	+/-10 $/t	+/-0.5 B$	+/-0.6 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

Summary and outlook

Since the end of 2017, Brent has been trading between 65-70 $/b, supported by strong demand (+1.6 Mb/d in 2017), the extended production cuts by OPEC and Russia and a decrease in crude oil inventories, which, nevertheless, remain higher than the past five-year average, which could contribute to continuing price volatility. The Group maintains its strategy to cut costs with the objective of achieving over 4 B$ of cost savings in 2018 and production costs of 5.5 $/boe for the year. Organic investments are projected at around 14 B$ in 2018, in line with the target of 13-15 B$.

In the Upstream, production is expected to increase by 6% in 2018, confirming the objective to grow by 5% per year on average between 2016 and 2022. As a result of this growth and the portfolio mix, the Group’s cash flow sensitivity to a 10 $/b change in the price of Brent increases to 2.8 B$ in 2018 from 2.5 B$ in 2017. The Group intends to take advantage of the favorable cost environment by continuing to launch projects in 2018. The growing demand for LNG supports the Group’s strategy to develop along the integrated gas value chain, as illustrated by the announced acquisition of Engie’s LNG portfolio.

In a context of sharply higher oil prices, rising refined product inventories, due to high global refining utilization rates, and seasonally weak winter demand, refining margins have decreased since December 2017. Despite the current weakness in refining margins, the Downstream is expected to generate 7 B$ of operating cash flow once again this year. Refining & Chemicals continues to expand its high-return integrated platforms notably in the United States and in Asia – Middle East. Marketing & Services continues to pursue its growth strategy in high-potential markets.

The Group’s pre-dividend organic breakeven is continuing to fall with an objective of $25/b in 2018.

After a period of heavy investment, the Group’s cash flow generation is growing strongly, driven by an increase in production that is at the best level among the majors. The Group has taken advantage of the low part of the oil price cycle to acquire high-quality resources at attractive prices and emerge stronger with better visibility on its cash flow generation and a net-debt-to-capital ratio below 20%18. In this context, the Board of Directors is proposing a shareholder return policy for the coming three years comprised of dividend increases and share buybacks.

•    •    •

To listen to the presentation by Chairman and CEO Patrick Pouyanné and CFO Patrick de La Chevardière’s today at 10:30 (London time) please log on to total.com or call +44 (0) 330 336 9411 in Europe or +1 720 543 0214 in the United States (code: 4126099). For a replay, please consult the website or call +44 (0) 207 660 0134 in Europe or +1 719 457 0820 in the United States (code: 4126099).

* * * * *

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[18]	Excluding IFRS16 impact (under evaluation).

Operating information by segment

>	Exploration & Production

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Combined liquids and gas production by region (kboe/d)	2017	2016	2017 vs 2016
764	730	752	+2%	Europe and Central Asia	761	757	+1%
659	665	625	+5%	Africa	654	634	+3%
595	592	503	+18%	Middle East and North Africa	559	517	+8%
356	357	319	+11%	Americas	348	279	+25%
239	237	263	-9%	Asia Pacific	244	265	-8%

2,613	2,581	2,462	+6%	Total production	2,566	2,452	+5%

656	659	561	+17%	including equity affiliates	639	600	+7%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Liquids production by region (kb/d)	2017	2016	2017 vs 2016
265	257	258	+3%	Europe and Central Asia	265	249	+6%
501	517	483	+4%	Africa	502	509	-1%
457	452	365	+25%	Middle East and North Africa	419	373	+12%
137	138	121	+13%	Americas	132	109	+20%
29	29	30	-2%	Asia Pacific	28	31	-7%

1,389	1,392	1,257	+11%	Total production	1,346	1,271	+6%

311	311	233	+34%	including equity affiliates	283	247	+15%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Gas production by region (Mcf/d)	2017	2016	2017 vs 2016
2,657	2,556	2,665	—	Europe and Central Asia	2,672	2,737	-2%
980	663	710	+38%	Africa	759	621	+22%
759	778	767	-1%	Middle East and North Africa	772	795	-3%
1,225	1,228	1,108	+11%	Americas	1,212	944	+28%
1,211	1,202	1,347	-10%	Asia Pacific	1,247	1,350	-8%

6,832	6,427	6,597	+4%	Total production	6,662	6,447	+3%

2,022	1,798	1,779	+14%	including equity affiliates	1,916	1,894	+1%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Liquefied natural gas	2,017	2,016	2017 vs 2016
2.67	2.95	2.75	-3%	LNG sales* (Mt)	11.23	10.99	+2%

*	Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

>	Downstream (Refining & Chemicals and Marketing & Services)

4Q17	3Q17*	4Q16	4Q17 vs 4Q16	Petroleum product sales by region (kb/d)**	2017	2016	2017 vs 2016
2,034	2,246	2,330	-13%	Europe	2,142	2,355	-9%
637	633	569	+12%	Africa	604	551	+10%
479	537	313	+53%	Americas	560	517	+8%
692	728	997	-31%	Rest of world	713	760	-6%

3,842	4,144	4,209	-9%	Total consolidated sales	4,019	4,183	-4%

587	583	678	-13%	Including bulk sales	581	700	-17%
1,434	1,754	1,723	-17%	Including trading	1,659	1,690	-2%

*	3Q17 data restated
**	Includes share of TotalErg.

Adjustment items to net income (Group share)

4Q17	3Q17	4Q16	In millions of dollars	2017	2016
(2,218)	(123)	(2,133)	Special items affecting net income (Group share)	(2,213)	(2,567)
188	—	(45)	Gain (loss) on asset sales	2,452	267
(5)	(2)	(10)	Restructuring charges	(66)	(32)
(2,060)	(74)	(1,886)	Impairments	(3,884)	(2,097)
(341)	(47)	(192)	Other	(715)	(705)
354	183	262	After-tax inventory effect: FIFO vs . replacement cost	282	479
13	(10)	12	Effect of changes in fair value	(16)	(3)

(1,851)	50	(1,859)	Total adjustments affecting net income	(1,947)	(2,091)

Investments - Divestments

4Q17	3Q17	4Q16	4Q17 vs 4Q16	In millions of dollars	2017	2016	2017 vs 2016
4,442	3,060	4,728	-6%	Organic investments	14,395	17,484	-18%
181	161	119	+52%	capitalized exploration	619	655	-5%
207	153	157	+32%	increase in non-current loans	961	1,121	-14%
(348)	(337)	(511)	-32%	repayment of non-current loans	(1,025)	(1,013)	+1%
313	513	616	-49%	Acquisitions	1,476	2,033	-27%
1,119	202	416	x2,7	Asset sales	4,239	1,864	x2,3
(2)	(2)	—	ns	Other transactions with non-controlling interests	(4)	(104)	ns
3,638	3,373	4,928	-26%	Net investments	11,636	17,757	-34%

Net-debt-to-equity ratio

In millions of dollars	12/31/2017	9/30/2017	12/31/2016
Current borrowings	11,096	11,206	13,920
Net current financial assets	(3,148)	(2,306)	(4,221)
Net financial assets classified as held for sale	0	(2)	(140)
Non-current financial debt	41,340	40,226	43,067
Hedging instruments of non-current debt	(679)	(626)	(908)
Cash and cash equivalents	(33,185)	(28,583)	(24,597)

Net debt	15,424	19,915	27,121

Shareholders’ equity - Group share	111,556	109,801	98,680
Estimated dividend payable	(1,874)	(1,826)	(1,581)
Non-controlling interests	2,481	2,799	2,894

Adjusted shareholders’ equity	112,163	110,774	99,993

Net-debt-to-equity ratio	13.8%	18.0%	27.1%

Net-debt-to-capital ratio*	12.1%	15.2%	21.3%

*	Net debt / (adjusted shareholders’ equity + net debt)

Return on average capital employed

>	Full-year 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	5,985	485	3,790	1,676	11,958
Capital employed at 12/31/2016*	107,617	4,976	11,618	5,884	127,423
Capital employed at 12/31/2017*	107,921	4,692	11,045	6,929	127,727

ROACE	5.6%	10.0%	33.4%	26.2%	9.4%

>	Twelve months ended September 30, 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	5,187	385	4,035	1,646	11,298
Capital employed at 6/30/2016*	109,210	6,058	12,034	5,704	130,535
Capital employed at 6/30/2017*	110,114	5,388	11,919	6,871	131,185

ROACE	4.7%	6.7%	33.7%	26.2%	8.6%

>	Full-year 2016

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	3,217	439	4,195	1,559	9,274
Capital employed at 12/31/2015*	103,791	4,340	10,454	5,875	121,143
Capital employed at 12/31/2016*	107,617	4,975	11,618	5,884	127,423

ROACE	3.0%	9.4%	38.0%	26.5%	7.5%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the full-year 2017 from the consolidated financial statements of TOTAL S.A. as of December 31, 2017 (unaudited). The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.